Exhibit 99.5

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Alexandre de JOYBERT

Tel.: + 33 (0) 1 47 44 61 41

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total and CNOOC reinforce strategic LNG partnership to respond to increasing gas demand in China

Paris, March 26, 2014 – Total announces the signature of an LNG Cooperation Agreement strengthening the partnership between Total and China National Offshore Oil Corporation (CNOOC).

Under the terms of an existing 15 year contract, Total has been supplying China with up to 1 million tons per year of LNG since 2010. In addition to agreeing on a price review regarding this existing supply, the parties have set a framework for an additional supply of 1 million tons per year of LNG as well as further cooperation throughout the LNG value chain.

Total already supplies more than 8% of the Chinese market, with 5 million tons of LNG already delivered between 2010 and 2014. In the coming years the Group will benefit from additional supply sources in Australia, Russia and the US, complementing existing Middle East and African sources, in order to respond to China’s growing LNG demand.

“As a world leader in LNG, Total seeks to strengthen its position in Asia’s growing LNG markets, where China is among the largest players with 20% annual growth. This new agreement allows us to expand our LNG supply and reinforces our cooperation with Chinese companies”, outlined Yves-Louis Darricarrère, President Total Upstream.

CNOOC is a pioneer of China’s LNG industry and the third largest LNG importer in the world with 13 million tons of LNG imported in 2013. Currently, CNOOC operates 6 LNG receiving terminals in Guangdong, Fujian, Zhejiang, Shanghai and Tianjin with further terminals under construction.

Total, a world leader in LNG

Total is a world leader in LNG, with strong and diversified positions along the entire value chain and 12,3 million tons of LNG produced in 2013.

Total is active in most of the major LNG producing regions as well as in the main LNG markets and continues to develop LNG as a key component of its growth strategy. The Group is involved in LNG projects in Indonesia, Qatar, the United Arab Emirates, Oman, Nigeria, Norway, Russia, Yemen, Angola and Australia.

The Group has also secured the purchase of LNG from the Sabine Pass gas terminal in the US and long-term access to re-gasification capacities located in key LNG markets.

Total combines production, trading, marketing and logistics to supply gas and LNG directly to its customers worldwide while retaining flexibility to seize market opportunities.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Alexandre de JOYBERT

Tel.: + 33 (0) 1 47 44 61 41

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

www.total.com